FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 31, 2009

FAIRFAX PURCHASES INTEREST IN CHINESE INSURER

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today the purchase of a 15% interest in Alltrust Insurance Company of China for approximately US$66 million, subject to final approval by the Chinese Insurance Regulatory Commission (CIRC).

“We are pleased to be partnering with one of the leading private insurers in China,” said Prem Watsa, Chairman and CEO.  “Alltrust has shown tremendous profitable growth over the last five years and we look forward to working with Alltrust’s esteemed Chairman, Henry Du, and his accomplished management team to further develop their business and products, much like we have done with our joint venture in India, ICICI Lombard General Insurance.”

“After a long and rigorous search, we are excited to partner with a world-class organization that shares our same core concepts of integrity and professionalism,” said Alltrust’s Chairman, Henry Du.  “Fairfax and its many businesses and wealth of insurance and investment experience around the world will be of great assistance to us as we look to continue to grow our profitable enterprise throughout China.”

Alltrust provides a full spectrum of primary insurance products and services in China, including property insurance, liability insurance, surety bonds, short-term health insurance, accident insurance, motor insurance and reinsurance.

Alltrust is headquartered in Shanghai and was established in September 2004 by a group of large Chinese power conglomerates and industrial groups, including five of China’s largest power groups that generate over 45% of the country’s power supply.

Alltrust has been profitable since its inception and has over RMB 1 billion in capital. The company has a national network across China with 25 provincial branches and 150 sub-branches and over 4,000 employees.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:          Greg Taylor, Chief Financial Officer, at (416) 367-4941

                 Media Contact
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946